MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	170,711,321	100	168,527,803	100
2	CURRENT ASSETS	36,751,649	22	34,550,380	21
3	CASH AND SHORT-TERM INVESTMENTS	15,293,790	9	11,107,999	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,231,850	10	18,014,552	11
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,858,577	1	2,974,821	2
6	INVENTORIES	794,655	0	583,706	0
7	OTHER CURRENT ASSETS	1,572,777	1	1,869,302	1
8	LONG - TERM	895,481	1	1,012,800	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	855,859	1	955,045	1
11	OTHER INVESTMENTS	39,622	0	57,755	0
12	PROPERTY, PLANT AND EQUIPMENT	124,145,439	73	123,255,754	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	280,777,347	164	243,382,077	144
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	162,424,256	95	131,694,790	78
17	CONSTRUCTION IN PROCESS	5,792,348	3	11,568,467	7
18	DEFERRED ASSETS (NET)	753,380	0	878,984	1
19	OTHER ASSETS	8,165,372	5	8,829,885	5
20	TOTAL LIABILITIES	105,325,087	100	109,397,700	100
21	CURRENT LIABILITIES	31,241,061	30	32,912,335	30
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,084,871	11	6,076,027	6
24	STOCK MARKET LOANS	0	0	6,321,445	6
25	TAXES TO BE PAID	2,853,474	3	2,538,265	2
26	OTHER CURRENT LIABILITIES	16,302,716	15	17,976,598	16
27	LONG - TERM LIABILITIES	55,651,381	53	57,287,605	52
28	BANK LOANS	21,283,631	20	26,379,419	24
29	STOCK MARKET LOANS	34,367,750	33	30,908,186	28
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	14,389,452	14	13,613,375	12
32	OTHER LIABILITIES	4,043,193	4	5,584,385	5
33	CONSOLIDATED STOCK HOLDERS' EQUITY	65,386,234	100	59,130,103	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	65,386,234	100	59,130,103	100
36	CONTRIBUTED CAPITAL	38,897,242	59	39,593,333	67
37	PAID-IN CAPITAL STOCK (NOMINAL)	316,014	0	326,922	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,478,317	42	28,163,485	48
39	PREMIUM ON SALES OF SHARES	11,102,911	17	11,102,926	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	26,488,992	41	19,536,770	33
42	RETAINED EARNINGS AND CAPITAL RESERVE	91,282,679	140	82,980,831	140
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(69,766,048)	(107)	(69,266,936)	(117)
45	NET INCOME FOR THE YEAR	4,972,361	8	5,822,875	10

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	15,293,790	100	11,107,999	100
46	CASH	1,086,012	7	1,058,398	10
47	SHORT-TERM INVESTMENTS	14,207,778	93	10,049,601	90

18	DEFERRED ASSETS (NET)	753,380	100	878,984	100
48	AMORTIZED OR REDEEMED EXPENSES	601,039	80	612,066	70
49	GOODWILL	152,341	20	266,918	30
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	31,241,061	100	32,912,335	100
52	FOREIGN CURRENCY LIABILITIES	11,281,813	36	5,227,143	16
53	MEXICAN PESOS LIABILITIES	19,959,248	64	27,685,192	84

24	STOCK MARKET LOANS	0	0	6,321,445	100
54	COMMERCIAL PAPER	0	0	6,321,445	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	16,302,716	100	17,976,598	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,302,716	100	17,976,598	100

27	LONG - TERM LIABILITIES	55,651,381	100	57,287,605	100
59	FOREIGN CURRENCY LIABILITIES	47,701,381	86	49,639,256	87
60	MEXICAN PESOS LIABILITIES	7,950,000	14	7,648,349	13

29	STOCK MARKET LOANS	34,367,750	100	30,908,186	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	34,367,750	100	30,908,186	100

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	14,389,452	100	13,613,375	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	14,389,452	100	13,613,375	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	4,043,193	100	5,584,385	100
68	RESERVES	4,043,193	100	5,584,385	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(69,766,048)	100	(69,266,936)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,571,918)	18	(12,571,278)	18
71	INCOME FROM NON-MONETARY POSITION ASSETS	(57,194,130)	82	(56,695,658)	82

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	5,510,588	1,638,045
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,043,193	5,584,385
74	EXECUTIVES (*)	135	151
75	EMPLOYERS (*)	11,538	12,156
76	WORKERS (*)	51,706	52,800
77	CIRCULATION SHARES (*)	12,640,562,715	13,076,877,931
78	REPURCHASED SHARES (*)	136,539,010	87,969,737

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1st TO MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	27,677,144	100	27,792,497	100
2	COST OF SALES	14,286,532	52	13,622,100	49
3	GROSS INCOME	13,390,612	48	14,170,397	51
4	OPERATING	4,078,836	15	3,815,576	14
5	OPERATING INCOME	9,311,776	34	10,354,821	37
6	TOTAL FINANCING COST	1,683,059	6	488,968	2
7	INCOME AFTER FINANCING COST	7,628,717	28	9,865,853	35
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	7,628,717	28	9,865,853	35
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,620,635	9	3,973,810	14
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	5,008,082	18	5,892,043	21
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(35,721)	0	(69,168)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	4,972,361	18	5,822,875	21
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,972,361	18	5,822,875	21
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	4,972,361	18	5,822,875	21
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	4,972,361	18	5,822,875	21

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	27,677,144	100	27,792,497	100
21	DOMESTIC	27,400,667	99	27,087,401	97
22	FOREIGN	276,477	1	705,096	3
23	TRANSLATED INTO DOLLARS (***)	25,203	0	73,352	0

6	TOTAL FINANCING COST	1,683,059	100	488,968	100
24	INTEREST PAID	515,412	31	1,388,135	284
25	EXCHANGE LOSSES	2,114,905	126	259,076	53
26	INTEREST EARNED	311,031	18	322,690	66
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(636,227)	(38)	(835,553)	(171)

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,620,635	100	3,973,810	100
32	INCOME TAX	2,131,662	81	3,426,254	86
33	DEFERED INCOME TAX	(114,654)	(4)	(257,649)	-6
34	WORKERS' PROFIT SHARING	603,627	23	805,205	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	27,677,143	27,792,496
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	112,137,795	117,723,020
39	OPERATION INCOME (**)	42,051,131	44,796,080
40	NET INCOME OF MAJORITY INTEREST (**)	22,920,834	24,331,955
41	NET CONSOLIDATED INCOME (**)	22,920,834	24,331,955

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	4,972,361	5,822,875
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,846,429	4,693,374
3	CASH FLOW FROM NET INCOME OF THE YEAR	9,818,790	10,516,249
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(4,785,530)	(121,814)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	5,033,260	10,394,435
6	CASH FLOW FROM EXTERNAL FINANCING	828,830	(4,894,489)
7	CASH FLOW FROM INTERNAL FINANCING	(3,993,905)	(3,316,895)
8	CASH FLOW GENERATED (USED) BY FINANCING	(3,165,075)	(8,211,384)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,084,380)	(1,250,055)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	783,805	932,996
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,509,985	10,175,003
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,293,790	11,107,999

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,846,429	4,693,374
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,925,362	4,784,763
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-78,933	-91,389

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(4,785,530)	(121,814)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	195,617	133,618
19	+(-) DECREASE (INCREASE) IN INVENTORIES	343,189	169,258
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	82,215	(776,635)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,406,551)	351,945

6	CASH FLOW FROM EXTERNAL FINANCING	828,830	(4,894,489)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	194,746	2,023,427
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	167,462
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,750,507	0
27	(-) BANK FINANCING AMORTIZATION	(960,979)	(5,084,526)
28	(-) STOCK MARKET AMORTIZATION	(155,444)	(288,281)
29	(-) OTHER FINANCING AMORTIZATION	0	(1,712,571)

7	CASH FLOW FROM INTERNAL FINANCING	(3,993,905)	(3,316,895)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(219,285)	(136,269)
31	(-) DIVIDENS PAID	(1,773,887)	(1,724,151)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(2,000,733)	(1,456,475)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,084,380)	(1,250,055)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(53,490)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(747,139)	(1,414,583)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(337,241)	218,018

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	17.97%		20.95%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	35.05%		41.15%
3	NET INCOME TO TOTAL ASSETS ( **)	13.43%		14.44%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	7.46%		6.86%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.80%		14.35%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.66	times	0.70	times
7	NET SALES TO FIXED ASSETS (**)	0.90	times	0.96	times
8	INVENTORIES ROTATION (**)	47.27	times	99.38	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.16%		9.38%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.70%		64.91%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.61	times	1.85	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.00%		50.15%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.83%		46.48%
15	OPERATING INCOME TO INTEREST PAID	18.07	times	7.46	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.06	times	1.08	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.18	times	1.05	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.15	times	1.03	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.35	times	0.32	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	48.95%		33.75%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	35.48%		37.84%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.29)%		(0.44)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	9.77	times	7.49	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(26.19)%		59.61%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	126.19%		40.39%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	68.90%		113.16%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	1.78		$1.73	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.78		$1.73	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	5.17		$4.52	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.14		$0.13	$
10	DIVIDEND IN SHARES PER SHARE	0.00	Shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.19	Times	4.06	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.26	Times	10.07	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	Times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

First quarter 2003
  During the quarter, 289,817 lines were added, raising the total to 14,736,253; an annual increase of 8.3%
  From January to March, Internet access accounts rose to 1,234,202, an annual increase of 25.1%, with an addition of 68,801 accounts during the quarter

Operating results

Local

At the end of the first quarter, TELMEX had 14,736,253 lines in service, an annual increase of 8.3%. During the quarter 289,817 lines were added. Penetration of digital services increased 6 percentage points. At the end of the quarter, 31.8% of lines in service had at least one digital service.

From January to March, total call traffic was 6,470 million calls, 3.1% higher than the same period of 2002. Interconnection traffic with telecommunications operators increased 22.2% totaling 6,069 million minutes in the first quarter of 2003.

Long distance

In the first quarter of 2003, domestic long distance minutes totaled 3,826 million, 9.4% higher than the same period of the previous year.

International long distance traffic decreased as a result of lower incoming traffic, reflecting the practice of illegal by-pass in Mexico. In the first quarter, international long distance traffic totaled 927 million minutes, 25.5% lower than the same period of 2002.

Data

During the first quarter, 68,801 new Internet accounts were added. At March 31, TELMEX had 1,234,202 Internet access accounts an annual increase of 25.1% compared with the same period of 2002. ADSL customers totaled 97,645 representing 7.9% of total accounts in service. Internet service penetration in respect to lines in service reached 8.4%.

TELMEX had 2,009,314 line equivalents for data transmission at the end of the first quarter, an annual increase of 18.2% compared with the same period of the previous year.

TELMEX financial results

For the fist quarter, total revenues were 27,677 million pesos, a decrease of 0.4% compared with the same period of 2002. The decrease in revenues was mainly due to the following:

  Local revenues declined because local traffic has not been enough to offset the reduction of rates in real terms
  Domestic long distance traffic growth practically was enough to offset the reduction of rates in real terms
  The decrease in International long distance revenues was the result of lower incoming traffic due to the practice of illegal by-pass
  Data transmission revenues from Internet services, value added services, rent and installation of line equivalents were 3,242 million pesos, 10.6% more than the same period of 2002.

Operating costs and expenses rose to 18,365 million pesos, an increase of 5.3% compared with last year's first quarter. Commercial, administrative and general expenses increased due to a charge in accounting for pension and seniority premiums as well as higher advertising and promotional expenses in comparison with those of the first quarter in 20002. Cost of sales and services mainly increased due to higher costs of telephone sets and personal computer packages related to Prodigy Internet.

In the first quarter, EBITDA totaled 14,237 million pesos, a decrease of 6% compared with the same period of 2002. Operating income decreased 10.1% reaching 9,312 million pesos. EBITDA and operating margins decreased from a year ago.

Comprehensive financing cost resulted in a charge of 1,683 million pesos in the quarter as a result of a net exchange loss of 2,115 million pesos.

The loss was due to a devaluation of 4.4% of the peso against the US dollar in the quarter. Net interests resulted in a charge of 204 million pesos. Finally, the gain in the monetary position of 636 million pesos partially offset the effects of these adjustments. Nevertheless, comprehensive financing cost was 3.4 times higher than a year ago.

Net income for the first quarter was 4,972 million pesos, 14.6% lower than the same period of 2002. From January 1 to March 31, TELMEX repurchased a total of 136,539,010 of its own shares. TELMEX's earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.39 pesos.

Comments on local financial results

The local service income statement prepared in accordance with accounting separation principles shows an increase in revenues for this line of business of 1.4% for the first quarter. This was mainly because interconnection traffic with telecommunications operators grew 22.2%, mostly form "calling party pays".

Total costs and expenses increased 1.4% compared with the same period of 2002. This increase was mainly due to the higher interconnection charges associated with "calling party pays". Commercial, administrative and general cost and expenses decreased 7.3%.

In the first quarter, EBITDA and operating income increased 1.5% and 1.2% compared with the same period of 2002, totaling 9,722 and 6,371 million pesos, respectively.

Comments on long distance financial results

The long distance service income statement prepared in accordance with accounting separation principles shows that long distance revenues for the first quarter decreased 7.4%. This was mainly due to the reduction of domestic and international long distance rates in real terms and lower ILD incoming traffic due to the practice of illegal by pass of some telecommunications operators resulting in lower settlement revenues.

From January to March, total operating costs and expenses of the long distance business increased 0.8% compared with the same period of 2002. This is the result of higher costs of sales and services due to the increase in the provision for uncollectables.

In the first quarter, EBITDA was 16.2% lower than in the same period of 2002 and operating income for the quarter decreased 20.1% compared with the same period of 2002.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

Final printing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(FIGURES IN THOUSANDS OF PESOS)

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the first quarter of 2003, by the methods of specific index and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	$280,777,347	$308,456,173
Depreciation	(162,424,256)	(186,669,273)
Construction in process	5,792,348	5,711,377

Total	124,145,439	127,498,277

Results	4,879,143	5,879,710

S 18 DEFERRED ASSETS

At March 31, 2003, deferred assets rose to $ 753,380 that is composed mainly by $ 601,039, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of $ 152,341 correspond to goodwill that Telefonos de Mexico Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom; this goodwill is being amortized in 5 years.

S 19 OTHER ASSETS

Other assets rose to $ 8,165,372 and is composed by the following concepts:

INVENTORIES: rose to $ 1,403,342 at March 31, 2003 and $ 1,109,334 in March, 2002, that are for the operation of the telephone plant; these are valuated by average cost method and are updated based on the specific index method, not in excess of market.

INTANGIBLE ASSET: for $ 6,762,030 at March 31, 2003 and $ 7,720,551 at March, 2002, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29,5762 per ADS, equal to a conversion ratio of 33.8110 "L" shares ADSs U.S.$1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$500 million with similar characteristic.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of $3,200 million ($4,250 million in 2001) under the $10,000 million program authorized by the National Banking and Securities Commission. The unissued balance under this program is $2,550 million.

S 42 RETAINED EARNINGS

At March 31, 2003, this item rose to $ 91,282,679 and is composed by the following concepts:

Legal reserve $ 15,547,227

Unappropriated earnings of prior years $ 75,735,452

In April 29, 2002, the stockholders approved an increase of $4,549,888 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to $10,000,000 (historical). At March 31, 2003, the unsused authorized amount was $3,360,016.

In the first quarter of 2003, the Company acquired 135.5 million Series "L" shares for $2,203,121 (historical cost of $2,197,678) and 1.0 million Series "A" shares for $16,898 (historical cost of $16,843). The Company's own shares acquired were purchased using unappropriated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 DEFICIT FROM RESTATEMENT OF STOCKHOLDERS' EQUITY

At March 31, 2003, this item rose to $ (69,766,048) and is composed in the following manner:

Accumulated monetary position loss $ (12,571,918)

Result from holding nonmonetary assets $(57,194,130)

S 73 PENSION FUND AND YEARS OF SERVICE PREMIUM

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

As of Mach 31, 2003, the current net liability is $4,043,193

COMPREHENSIVE INCOME

In the first quarter of 2003 Telmex Group is presenting $ 7,675,666 corresponding to comprehensive income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:
Net income for the period	$4,972,361
Deferred income tax	(1,400,417)
Result from holding nonmonetary assets	4,282,103
Effect of labor obligations	(178,381)

Comprehensive Income	$7,675,666

NOTES TO THE INCOME STATEMENT

R 06 TOTAL FINANCING COST

At March 31, 2003, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At March 31, 2003, Telmex Group is recognizing $ (114,654), for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant.

RATIOS

P 08 INVENTORY ROTATION

Does not apply to Telefonos de Mexico, S.A. de C.V. The SIFIC/ICS system considers total costs of goods and services (Ref. R2) and relates it with the inventory of merchandise for sale (Ref. S 6); fact that varies the result.

GENERAL NOTE

CONSOLIDATION

The consolidated financial statements include the accounts of Telefonos de Mexico, S.A. de C.V., and its twenty four subsidiaries and three foreign subsidiaries, of which fully owns its capital stock, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. that 80.10 % is owned. The impact of the results of the associate companies are also included. Related minority interest is not significant to these financial statements. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3

CONSOLIDATED

Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	30,748,616
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,893,959
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	3,019,383
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone plant	28,369,000	100	28,636	494,588
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	55
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	184,595,000	100	184,645	235,235
7	Multicomunicacion Nacional, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	158,021
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone plant	19,400,000	100	19,397	111,882
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	65,168
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,307
11	Impulsora Mexicana de Telecomunicaciones, S.A. de C.V.	Network projects	4,602,225	100	4,602	27,994
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	70,402
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	853,228
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	50,000	80.10	40	164
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	181,080
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,629
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	197,988
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	249,021
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	531,629
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	976,380
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	521,982
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	8,929
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	66
25	Grupo Tecnico de Administracion, S.A. de C.V.	Management, consulting & org. Services	6,049,152,368	100	8,023,155	8,292,672
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	996,386	1,157,328
27	Telmex Internet, L.L.C.	Investments in Internet companies	1,000	100	280,409	307,813
	Others Subsidiaries (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				29,571,469	55,107,523
	ASSOCIATES

1	T1MSN, Corp.	Internet Portal	3,010,850	50	280,409	43,798
2	Technology and Internet , LLC	Investments in Internet companies	500	50	974,989	259,375
3	Tecnology Fund I, LLC	Investments in communications companies	500	50	20,898	16,454
4	Organizacion Recuperadora de Cartera, SA de CV	Holding telemarketing company	459,124,621	45	459,125	447,076
5	Centro Historico de la Ciudad de Mexico, SA de CV	Real estate services	80,020,000	21.77	80,020	89,156
	Others Associates (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,815,441	855,859
	OTHER PERMANENT INVESTMENTS					39,622
	T O T A L					56,003,004

NOTES:

A) The number of shares of the company Consertel, S.A. de C.V. are presented in thousands, since this column only allows ten digits.

B) Telmex owns 100% of shares corresponding to the subsidiary Consertel, S.A. de C.V. minus one share.

C) Consertel, S.A. de C.V. owns 100% of the companies from number 2 to 25, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. of which 80.10% is owned.

D) The capital contribution in foreign subsidiaries L.L.C., numbers 26 and 27 are presented as membership interest.

E) The subsidiaries numbers 5, 10 and 24 are not currently in operation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

Final printing
					DEPRECIATION	CARRYING VALUE
CONCEPT	ACQUISITION	ACCUMULATED	CARRYING	REVALUATION	ON	(+) REVALUATION
	COST	DEPRECIATION	VALUE		REVALUATION	(-) DEPRECIATION
DEPRECIATION ASSETS
PROPERTY	4,683,248	882,413	3,800,835	17,748,285	9,424,450	12,124,670
MACHINERY	93,940,674	36,803,510	57,137,164	135,022,006	97,307,482	94,851,688
TRANSPORT EQUIPTMENT	1,475,147	1,015,444	459,703	1,168,004	1,103,189	524,518
OFFICE EQUIPMENT	581,328	308,938	272,390	613,084	485,522	399,952
COMPUTER EQUIPMENT	6,444,169	5,031,280	1,412,889	2,858,066	2,672,551	1,598,404
OTHER	6,077,207	3,222,073	2,855,134	5,123,414	4,167,404	3,811,144
DEPRECIABLE TOTAL	113,201,773	47,263,658	65,938,115	162,532,859	115,160,598	113,310,376
NO DEPRECIATION ASSETS
GROUNDS	1,080,891	0	1,080,891	3,961,824	0	5,042,715
CONSTRUCTIONS IN PROCESS	5,517,130	0	5,517,130	275,218	0	5,792,348
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	6,598,021	0	6,598,021	4,237,042	0	10,835,063
TOTAL	119,799,794	47,263,658	72,536,136	166,769,901	115,160,598	124,145,439

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing
			Denominated in		Amortization of Credits in Foreing Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreing Currency With Foreing Entities (Thousands Of Pesos)
Credit	Amortization	Rate	Pesos		Time Interval						Time Interval
Type /	Date	of	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution		Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/2005	2.23	0	0	0	0	0	0	0	0	30,557	0	30,557	18,470	0	0
ABN AMRO BANK (1)	30/11/2006	3.13	0	0	0	0	0	0	0	0	500,055	152,431	652,486	652,486	469,926	0
ABN AMRO BANK (1)	15/03/2003	2.66	0	0	0	0	0	0	0	0	908,198	61,527	969,724	969,724	969,723	746,692
DEXIA BANK (1)	31/12/2015	2.23	0	0	0	0	0	0	0	0	249,880	0	251,066	251,066	251,066	782,621
BBV ARGENTARIA S.A. (1)	22/12/2007	1.98	0	0	0	0	0	0	0	0	86,601	0	173,202	173,202	173,202	173,202
BANCO INTERN., SAG (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	796	273	956	550	413	0
BANCO SANTANDER C. H. NY (1)	27/11/2008	1.43	0	0	0	0	0	0	0	0	25,432	0	25,432	25,432	25,432	25,432
BANK OF AMERICA NAT. (1)	17/04/2006	1.48	0	0	0	0	0	0	0	0	160,843	0	150,566	116,320	19,890	0
BANK OF AMERICA NAT. (1)	23/12/2006	2.04	0	0	0	0	0	0	0	0	35,131	12,037	42,188	24,301	18,225	0
BANK OF AMERICA NAT. (1)	15/12/2003	1.61	0	0	0	0	0	0	0	0	22,864	0	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.48	0	0	0	0	0	0	0	0	212,178	0	86,741	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.23	0	0	0	0	0	0	0	0	93,258	0	93,258	93,258	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.61	0	0	0	0	0	0	0	0	4,250	0	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	109,028	38,021	133,166	76,409	57,307	0
CREDIT LYONNAIS (1)	16/10/2003	1.61	0	0	0	0	0	0	0	0	22,568	0	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.78	0	0	0	0	0	0	0	0	304,043	130,386	400,205	331,889	188,360	24,460
GOLDMAN SACHS INTERN (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	7,813	2,677	9,383	5,405	4,053	0
JP MORGAN CHASE BANK (1) *	15/12/2003	2.11	0	0	0	0	0	0	0	0	4,845,195	0	0	0	0	0
JP MORGAN CHASE BANK (1) *	20/12/2004	1.93	0	0	0	0	0	0	0	0	0	0	4,845,198	0	0	0
KREDITANSTALT FUR WIEDE (1)	15/12/2006	2.53	0	0	0	0	0	0	0	0	125,616	0	125,616	125,616	125,616	0
KREDITANSTALT FUR WIEDE (1)	30/11/2004	1.73	0	0	0	0	0	0	0	0	2,382	0	2,382	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.73	0	0	0	0	0	0	0	0	16,151	16,151	0	0	0	0
MITSUI & CO. LTD (1)	30/11/2006	2.81	0	0	0	0	0	0	0	0	58,726	0	58,726	58,726	58,726	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	10,956	6,417	17,373	17,373	17,373	195,011
NORDEA BANK FINLAND PLC (1)	09/11/2004	2.73	0	0	0	0	0	0	0	0	127,052	0	100,134	0	0	0
NORDEA BANK FINLAND PLC (1)	04/12/2007	2.48	0	0	0	0	0	0	0	0	343,163	0	343,162	343,162	181,656	16,814
NORDIC INVESTMENT BANK (1)	06/12/2006	2.33	0	0	0	0	0	0	0	0	107,671	0	107,671	107,671	107,671	0
PRIVATE EXPORT FUNDING CO (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	27,228	0	0	0	0	0
SKANDINAVISKA ENSKILDA B (1)	15/08/2009	2.66	0	0	0	0	0	0	0	0	109,406	41,082	150,487	150,487	150,487	345,813
SKANDINAVISKA ENSKILDA B (1)	28/02/2004	2.23	0	0	0	0	0	0	0	0	39,319	21,135	0	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.67	0	0	0	0	0	0	0	0	21,511	0	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	11,402	3,907	13,693	7,888	5,916	0
SOCIETE GENERALE PARIS (1)	14/05/2007	1.98	0	0	0	0	0	0	0	0	95,789	482	47,272	20,581	830	15
SUMITOMO CORPORATION (1)	19/06/2006	2.48	0	0	0	0	0	0	0	0	101,139	0	86,155	56,008	20,422	0
BANK OF TOKYO-MITSUBISHI (1)	28/12/2008	2.58	0	0	0	0	0	0	0	0	215,342	0	288,180	288,180	288,180	361,021
ARRENDADORA BANAMEX (1)	25/06/2004	2.23	0	0	176,223	61,169	62,425	0	0	0	0	0	0	0	0	0
BANAMEX AGENCIA N. Y. (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	5,596	1,917	6,720	3,871	2,903	0
BANAMEX, S.A. (1)	27/06/2005	2.23	0	0	142,128	49,254	206,912	51,991	0	0	0	0	0	0	0	0
BANCA SERFIN AG. N. Y. (1)	24/12/2006	2.04	0	0	0	0	0	0	0	0	2,890	1,006	3,523	2,023	1,516	0
BBVA BANCOMER (3)	27/01/2004	9.38	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	2.23	0	0	157,116	54,120	225,627	179,266	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.13	0	0	86,126	29,138	118,741	122,324	94,158	0	0	0	0	0	0	0
BANCO INTERN, S.A. (1)	24/12/2006	2.04	0	0	18,314	6,275	21,992	12,668	9,501	0	0	0	0	0	0	0
BANCO SANTANDER MEX. (1)	02/06/2003	1.98	0	0	654,470	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	9.40	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/2005	2.11	0	0	201,558	68,465	280,432	291,266	74,561	0	0	0	0	0	0	0
TESORERIA DE LA FEDERACION (1)	24/12/2006	2.04	0	0	35,679	12,300	43,092	24,789	18,592	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	30/06/2004	9.53	3,058	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			803,058	500,000	1,471,614	280,721	959,221	682,304	196,812	0	9,040,029	489,449	9,215,223	3,920,098	3,138,894	2,671,079
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSATIL TELMEX 02-2 (4)	10/02/2005	9.63	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TELMEX 02 (4)	09/02/2007	9.62	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TELMEX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TELMEX 01-2 (4)	26/10/2007	9.72	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
8 1/4% SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	16,150,650	0	0
4.25% CONVERT. SECURITIES DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	10,767,100	0	0	0

TOTAL STOCK EXCHANGE			0	7,450,000	0	0	0	0	0	0	0	0	10,767,100	16,150,650	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			16,302,716	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,302,716	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			17,105,774	7,950,000	1,471,614	280,721	959,221	682,304	196,812	0	9,040,029	489,449	19,982,323	20,070,748	3,138,894	2,671,079

NOTES:

  Interest rates:

Credits break down are presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES plus margin
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.23 at March 31, 2003.

  TIIE at 28 days is equivalent to 9.33 at March 31, 2003.

  CETES at 91 days is equivalent to 8.63 at March 27, 2003.

  CETES at 182 days is equivalent to 8.82 at March 20, 2003.

  * Syndicated Credit Bank Agent
  The suppliers' Credits are reclasified to Banks Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist.

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,451,698	10.7671
EURO (E.E.C.)	24,217	11.7361

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

1. INCOME

EXPORTS	58,361	612,582	0	0	612,582
OTHER	2,541	26,689	0	0	26,689
TOTAL	60,902	639,271	0	0	639,271

2. EXPENDITURE
IMPORT (RAW MATERIALS )	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	236,435	2,492,338	0	0	2,492,338
TOTAL	236,435	2,492,338	0	0	2,492,338
NET BALANCE	(175,533)	(1,853,067)	0	0	(1,853,067)
3. FOREIGN MONETARY POSITION
TOTAL ASSETS	328,470	3,536,674	0	0	3,536,674
LIABILITIES POSITION	5,451,698	58,698,981	26,396	284,213	58,983,194
SHORT TERM LIABILITIES POSITION	1,045,536	11,257,390	2,268	24,423	11,281,813
LONG TERM LIABILITIES POSITION	4,406,162	47,441,591	24,128	259,790	47,701,381
NET BALANCE	(5,123,228)	(55,162,307)	(26,396)	(284,213)	(55,446,520)

NOTES:

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,451,698	10.7671
EURO (E.E.C.)	24,217	11.7361

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	35,052,441	89,077,336	54,024,895	0.60	324,149
FEBRUARY	33,917,476	91,612,705	57,695,229	0.05	28,848
MARCH	36,147,767	91,366,395	55,218,628	0.52	287,137
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION :	0	0	0	0.00	1,998
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0	0
OTHER	0	0	0	0	(5,905)
TOTAL					636,227

NOTES:

A) THE FORMAT SIFIC/ICS DOES NOT ACCEPT NEGATIVE SIGNS IN THE MONTHLY INFLATION COLUMN.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Final printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DOMESTIC SELLS

ANNEX 11

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				12,904,558
LONG DISTANCE SERVICE				9,247,472
INTERCONNECTION				4,210,447
OTHERS				1,038,190
TOTAL				27,400,667

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FOREIGN SELLS

ANNEX 11B

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				276,477

TOTAL				276,477

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CONSOLIDATED

Final printing
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31 st OF:		2002		83,294,189

Number of shares Outstanding at the Date of the NFEA :				12,777,101,725
( Units)

ARE THE FIGURES FISCALLY AUDITED?				ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFEA FROM THE PERIOD JANUARY 01 TO MARCH 31, OF 2003.

FISCAL EARNINGS			0
- DETERMINED INCOME			0
+ DEDUCTED WORKER'S PROFIT			0
- DETERMINED WORKER			0
- DETERMINED RFE			0
- NON DEDUCTABLES			0
NFEA OF PERIOD			0

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
(Present year Information)
NFEA BALANCE TO 31 OF MARCH OF 2003			84,164,658

Number of shares Outstanding at the Date of NFEA :			12,640,562,715
( Units )

MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO MARCH 31 OF 2003			0

Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

ANNEX 12 A

CONSOLIDATED

Final printing
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31 st OF:		2002		3,491,639

Number of shares Outstanding at the Date of the NFEAR:				12,777,101,725
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
1 ER-03	A, AA y L.	12,640,562,715	31/03/2003	1,743,580

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFEAR FROM THE PERIOD JANUARY 01 TO MARCH 31, 2003.
FISCAL EARNINGS:
+DEDUCTED WORKERS PROFIT SHARING			0
-DETERMINED INCOME TAX			0
-NON-DEDUCTABLES			0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT			0
DETERMINED RFE OF THE FISCAL YEAR			0
- INCOME TAX (DEFERED ISR)			0
* FACTOR TO DETERMINE THE NFEAR			0
NFER FROM THE PERIOD			0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD
NFEAR BALANCE TO MARCH 31, 2003			0
Number of shares Outstanding at the Date of the NFEAR			12,640,562,715
( Units )

MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO MARCH 31, 2003			0
Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		285,463,296	0		285,463,296	7,137	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		8,218,618,834	0		8,218,618,834	205,465	0
TOTAL	0.025		12,640,562,715	0	4,136,480,585	8,504,082,130	316,014	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,640,562,715
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	L	136,539,010	16.21900		16.48640

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED

Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT APRIL 15, 2003.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 1 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INFORMACION GENERAL

DATOS GENERALES DE LA EMISORA
RAZON SOCIAL:	TELEFONOS DE MEXICO, S.A. DE C.V.
DOMICILIO:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
CODIGO POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 22 12 12
FAX:
E-MAIL:
DIRECCION INTERNET:

DATOS FISCALES DE LA EMISORA
RFC EMPRESA:	TME 840315KT6
DOMICILIO FISCAL:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.

RESPONSABLE DE PAGO
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - PISO 5, OFICINA 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

DATOS DE LOS FUNCIONARIOS
PUESTO BMV	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CARLOS SLIM HELU
DOMICILIO:	AV. PASEO DE LAS PALMAS NO. 750,
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

PUESTO BMV	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME CHICO PARDO
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1001,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

PUESTO BMV	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. ADOLFO CEREZO PEREZ
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1016,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

PUESTO BMV	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	2do. RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	GERENTE DE INTEGRACION CONTABLE
NOMBRE:	C.P. WALTERIO FLORES ARIAS
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 503,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

PUESTO BMV	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACION CON INVERSIONISTAS
NOMBRE:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
DOMICILIO:	PARQUE VIA 198 PISO 7, OFICINA 701,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACION DE VALORES
NOMBRE:	LIC. MIGUEL ANGEL PINEDA CATALAN
DOMICILIO:	PARQUE VIA 198 PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 224
FAX:	55 46 21 11
E-MAIL: